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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Edgar Online, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
279765101
(CUSIP Number)
Midwood Capital Management LLC
Attn: David E. Cohen
575 Boylston St.
4th Floor
Boston, MA 02116
617-224-1751

With a copy to:

Peter M. Rosenblum, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	279765101	13D	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS: David E. Cohen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,803,353

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,803,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,803,353

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	279765101	13D	Page	3	of	12 Pages

1	NAMES OF REPORTING PERSONS: Ross D. DeMont

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,803,353

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,803,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,803,353

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	279765101	13D	Page	4	of	12 Pages

1	NAMES OF REPORTING PERSONS: Midwood Capital Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
14-1885029

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,803,353

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,803,353

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,803,353

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No.	279765101	13D	Page	5	of	12 Pages

1	NAMES OF REPORTING PERSONS: Midwood Capital Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
27-0060548

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		753,274

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		753,274

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

753,274

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	279765101	13D	Page	6	of	12 Pages

1	NAMES OF REPORTING PERSONS: Midwood Capital Partners QP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
42-1657728

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,050,079

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,050,079

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,050,079

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 279765101	Page 7 of 12
Item 1. Security and Issuer
This joint statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of Edgar Online, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 50 Washington St., Norwalk, CT 06854.
Item 2. Identity and Background
This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the “Reporting Persons.” Messrs. Cohen and DeMont (the “Managers”) are the managers of Midwood Capital Management, LLC (“Capital”), which is the sole general partner of each of Midwood Capital Partners, L.P. (“LP”) and Midwood Capital Partners QP, L.P. (“QP” and together with LP, the “Funds”). By virtue of their positions, each of the Managers has the power to vote and dispose of shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)	(a) David E. Cohen

(b) 575 Boylston St., 4th Floor, Boston, MA 02116

(c) Mr. Cohen is a manager of Capital.

(d) No

(e) No

(f) United States

(2)	(a) Ross D. DeMont

(b) 575 Boylston St., 4th Floor, Boston, MA 02116

(c) Mr. DeMont is a manager of Capital.

(d) No

(e) No

(f) United States

(3)	(a) Midwood Capital Management, LLC, a Delaware limited liability company

(b) 575 Boylston St., 4th Floor, Boston, MA 02116

(c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds.

CUSIP No. 279765101	Page 8 of 12

(d) No

(e) No

(4)	(a) Midwood Capital Partners, L.P., a Delaware limited partnership

(b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

(c) LP is a private investment fund engaged in the business of investing in securities.

(d) No

(e) No

(5)	(a) Midwood Capital Partners QP, L.P., a Delaware limited partnership

(b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

(c) QP is a private investment fund engaged in the business of investing in securities.

(d) No

(e) No
Item 3. Source and Amount of Funds or Other Consideration
The purchases of an aggregate of 1,803,353 shares of Common Stock by the Reporting Persons, including those as detailed in item 5 below, were for a total purchase price of $4,673,094.56. These purchases of Common Stock by the Reporting Persons were conducted using cash from the Funds. The shares of Common Stock held by LP and QP were held in margin accounts which from time to time may have incurred debit balances. Since other securities were held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.
Item 4. Purpose of Transaction
The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have in the past and may in the future wish to engage in a constructive dialogue with management of the Issuer (“Management”), as well as with non-employee Directors and other stockholders of the Issuer, regarding new strategies to create and maximize value for the Issuer’s stockholders, which may include a sale of the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities

CUSIP No. 279765101	Page 9 of 12
then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating equity interests of the Issuer include the following: (i) the Issuer’s business and prospects; (ii) the business strategy and actions of Management and the Board of Directors of the Issuer (the “Board of Directors”) to enhance the Issuer’s value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.
Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.
Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) In the aggregate, the Reporting Persons beneficially own 1,803,353 shares of the Common Stock of the Issuer, representing approximately 7.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 753,274 shares of the Common Stock, representing approximately 2.9% of the class, (ii) QP beneficially owns 1,050,079 shares of the Common Stock, representing approximately 4.1% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 1,803,353 shares of the Common Stock of the Issuer representing approximately 7.0% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 25,756,782 shares of the Common Stock of the Issuer outstanding as of February 2, 2007, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 279765101	Page 10 of 12
(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.
(c) The following transactions in the Common Stock were conducted by Reporting Persons from November 28, 2006 (60 days prior to the event which requires the filing of this statement) to the date hereof:

		No. of Shares	Purchase/(Sale)
Person	Date	Purchased/(Sold)	Price Per Share
Midwood Capital Partners, L.P.	01/03/2007	(46,278)	($3.44)
	01/29/2007	4,304	$2.85
	01/30/2007	18,636	$2.86
	01/31/2007	8,727	$2.92
	02/02/2007	32,744	$3.10
Midwood Capital Partners QP, L.P.	01/03/2007	46,278	$3.44
	01/29/2007	5,696	$2.85
	01/30/2007	6,364	$2.86
	01/31/2007	12,073	$2.92
	02/01/2007	210	$3.00
	02/02/2007	45,687	$3.10
Except as provided below, each of the above listed transactions was conducted in the ordinary course of business via ordinary brokerage transactions on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.
The purchase and sale of 46,278 shares of Common Stock on January 3, 2007, as detailed above, was conducted via a direct transaction between the Funds, at the closing market price of Common Stock on such date, for the purpose of maintaining a pro rata allocation of Common Stock between the Funds.
(d) N/A
(e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons are parties to a Joint Filing Agreement dated January 17, 2006, a copy of which was previously filed with this Schedule 13D and is hereby incorporated by reference herein.
Except for the foregoing and as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
N/A

CUSIP No. 279765101	Page 11 of 12
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 5, 2007

MIDWOOD CAPITAL PARTNERS, L.P.

By: Midwood Capital Management, LLC
General Partner

By: /s/ David E. Cohen

David E. Cohen
Manager

MIDWOOD CAPITAL
PARTNERS QP, L.P.

By: Midwood Capital Management, LLC
General Partner

By: /s/ David E. Cohen

David E. Cohen
Manager

MIDWOOD CAPITAL
MANAGEMENT, LLC

By: /s/ David E. Cohen

David E. Cohen
Manager

CUSIP No. 279765101	Page 12 of 12

DAVID E. COHEN

By: /s/ David E. Cohen

David E. Cohen

ROSS D. DEMONT

By: /s/ Ross D. DeMont

Ross D. DeMont